Exhibit 99.2

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

September 14, 2026

Boards of Directors

Mutual Federal Bancorp, MHC

Mutual Federal Bancorp, Inc.

MFB Bancorp, Inc.

Mutual Federal Bank

2212 West Cermak Road

Chicago, Illinois 60608

Re:	Plan of Conversion
Mutual Federal Bancorp, MHC
Mutual Federal Bancorp, Inc.
MFB Bancorp, Inc.
Mutual Federal Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of Mutual Federal Bancorp, MHC (the “MHC”), Mutual Federal Bancorp, Inc. (Mutual Federal Bancorp, Inc.” or the “Mid-Tier”), MFB Bancorp, Inc. (“MFB Bancorp” or the “Company”) and Mutual Federal Bank. As a result of the conversion, the MHC will be merged into the Mid-Tier, and as a result the MHC will cease to exist. Mutual Federal Bancorp, Inc. will subsequently be merged into MFB Bancorp and as a result, the Mid-Tier will cease to exist. As part of the conversion, the 78.5% ownership interest of the MHC in Mutual Federal Bancorp, Inc. (as adjusted for net assets held by the MHC and certain cash dividends waived by the MHC pursuant to applicable federal regulations) will be offered for sale in the offering. When the conversion is completed, MFB Bancorp, Inc. will own all of the outstanding common stock of Mutual Federal Bank and public stockholders will own all of the outstanding common stock of MFB Bancorp.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including Mutual Federal Bank’s employee stock ownership plan (the “ESOP”); (3) Supplemental Eligible Account Holders; and, (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community, syndicated or firm commitment underwritten offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or MFB Bancorp’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

/s/ RP Financial, LC.
RP Financial, LC.

1311-A Dolley Madison Boulevard, Suite 2A McLean, VA 22101 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com